UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bowlero Corp.

(Name of Issuer) Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

10258P102
(CUSIP Number)

c/o Atairos Management L.P. 620 Fifth Avenue New York, New York 10020 Attention: David L. Caplan (646) 690-5520 with a copy to:
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Attention: William J. Chudd (212) 450-4089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
A-B PARENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
71,502,713(1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
71,502,713(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,502,713(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.1%(2)
14.	TYPE OF REPORTING PERSON
OO

(1) Represents the sum of (i) 63,425,788 shares of Class A common stock (the “Class A Common Stock”) held by A-B Parent LLC (“A-B Parent”) and (ii) 8,076,925 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A convertible preferred stock (the “Series A Preferred Stock”) held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on December 15, 2021, as amended (the “Preferred COD”).

(2) Percentage calculated on the basis of (i) 107,066,942 shares of Class A Common Stock issued and outstanding as of December 15, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2021 and (ii) 8,076,925 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted, as of December 15, 2021.

1.	Names of Reporting Persons ATAIROS GROUP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,502,713(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,502,713(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,502,713(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents the sum of (i) 63,425,788 shares of Class A Common Stock held by A-B Parent and (ii) 8,076,925 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 107,066,942 shares of Class A Common Stock issued and outstanding as of December 15, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2021 and (ii) 8,076,925 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted, as of December 15, 2021.

1.	Names of Reporting Persons ATAIROS PARTNERS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,502,713(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,502,713(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,502,713(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%(2)
14.	TYPE OF REPORTING PERSON PN

(1) Represents the sum of (i) 63,425,788 shares of Class A Common Stock held by A-B Parent and (ii) 8,076,925 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 107,066,942 shares of Class A Common Stock issued and outstanding as of December 15, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2021 and (ii) 8,076,925 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted, as of December 15, 2021.

1.	Names of Reporting Persons ATAIROS PARTNERS GP, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,502,713(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 71,502,713(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,502,713(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents the sum of (i) 63,425,788 shares of Class A Common Stock held by A-B Parent and (ii) 8,076,925 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 107,066,942 shares of Class A Common Stock issued and outstanding as of December 15, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2021 and (ii) 8,076,925 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted, as of December 15, 2021.

1.	Names of Reporting Persons MICHAEL J. ANGELAKIS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 71,502,713(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	SHARED DISPOSITIVE POWER 71,502,713(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents the sum of (i) 63,425,788 shares of Class A Common Stock held by A-B Parent and (ii) 8,076,925 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD.

(2) Percentage calculated on the basis of (i) 107,066,942 shares of Class A Common Stock issued and outstanding as of December 15, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2021 and (ii) 8,076,925 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted, as of December 15, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Bowlero Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 222 West 44th Street, New York, NY 10036.

Item 2. Identity and Background

(a)       This Schedule 13D is being filed jointly and on behalf of the following persons (collectively, the “Reporting Persons” and each a “Reporting Person”):

•	A-B Parent LLC, a Delaware limited liability company (“A-B Parent”);

•	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos Inc.”);

•	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);

•	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”, and together with A-B Parent, Atairos Inc. and AP, the “Atairos Entities”); and

•	Michael J. Angelakis, a United States citizen.

(b) The business address of each of the Reporting Persons is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010, with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

(c) Atairos Inc. is the sole member of A-B Parent. AP is the sole voting shareholder of Atairos Inc. APGP is the general partner of AP. Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos Inc., an independent private company focused on supporting growth-oriented businesses across a wide range of industries. The board of directors of Atairos Inc. and APGP consists of Michael J. Angelakis, Melissa Bethell, David L. Caplan, Alexander D. Evans, and Clare McGrory, each of whom is also an executive officer of Atairos Inc. and APGP. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Statement.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. David L. Caplan, Alexander D. Evans, and Clare McGrory are each citizens of the United States. Melissa Bethell is a citizen of the United States and England.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are the beneficial owners of an aggregate of 71,502,713 of Class A Common Stock. The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to A-B Parent following the completion of the business combination (the “Business Combination”) on December 15, 2021 (the “Closing Date” and the “Closing”) as contemplated by that certain Business Combination Agreement, dated as of July 1, 2021 and amended on November 1, 2021 (the “Business Combination Agreement”), by and between Bowlero Corp., a Delaware corporation (“Old Bowlero”) and the Issuer. In connection with the closing of the Business Combination, the Issuer changed its name from Isos Acquisition Corporation to Bowlero Corp.

In connection with the Business Combination, the holders of shares of capital stock of Old Bowlero have the contingent right to receive up to an additional 20.75 million shares (the “Earnout Shares”) of the Issuer’s Class A Common Stock in the aggregate, payable in two equal tranches of 10.375 million shares if the closing price of the Class A Common Stock exceeds $12.50 and $16.50 per share, respectively, for any 10 trading days within any 20 trading day period commencing on or after the Closing Date and ending no later than the five-year anniversary of the Closing Date. The Reporting Persons have the contingent right to receive up to 9,802,412 Earnout Shares. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The disclosures under Item 6 and Item 5(c) are incorporated herein by reference.

Item 4. Purpose of the Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Class A Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination.

As of December 15, 2021, the Reporting Persons had the power to direct 10.4% of the voting power of the Issuer. Except as otherwise set forth in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	The information relating to the beneficial ownership of Class A Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 71,502,713 shares of Class A Common Stock, which represents the sum of (i) 63,425,788 shares of Class A Common Stock held by A-B Parent and (ii) 8,076,925 shares of Class A Common Stock issuable upon conversion of 105,000 shares of the Issuer’s Series A Preferred Stock held by A-B Parent, which is based on initial conversion rate of 76.9231 shares of Class A Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Preferred COD. Such number of shares of Class A Common Stock represents 55.1% of the shares of Class A Common Stock outstanding based on (x) 107,066,942 shares of Class A Common Stock issued and outstanding as of December 15, 2021 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2021 and (y) 8,076,925 shares of Class A Common Stock into which the 105,000 shares of Series A Preferred Stock held by A-B Parent can be converted, as of December 15, 2021.

(b)	Each Reporting Person has shared voting power and shared dispositive power of the shares of Class A Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)	Except as set forth below and elsewhere in this Schedule 13D, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Class A Common Stock in the 60 days preceding the date hereof.

(d)	To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A-B Parent is a party to that certain Amended and Restated Registration Rights Agreement, dated as of July 1, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Registration Rights Agreement”), by and among the Issuer, A-B Parent and the other parties thereto. Pursuant to the Registration Rights Agreement, A-B Parent will have certain demand, “piggyback” and other registration rights. The foregoing description of the Registration Rights Agreement and the exhibits thereto does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, a copy of which is attached here as Exhibit 3.

Pursuant to that certain Lock-Up Agreement, dated as of July 1, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Lock-Up Agreement”), by and among the Issuer, Old Bowlero and A-B Parent, without the prior written consent of the Issuer and subject to certain exceptions, A-B Parent may not transfer securities of the Issuer issued as consideration pursuant to the Business Combination Agreement until the earlier of (i) the 180 day anniversary of the Closing, (ii) the date on which the closing price of the shares of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing; provided that if such condition is satisfied prior to the 90 day anniversary of the Closing, such condition shall only be deemed to be satisfied on the 90 day anniversary of the Closing, and (iii) the date on which the Issuer consummates a liquidation, merger, share exchange, reorganization, tender offer or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock of the Issuer for cash, securities or other property. The foregoing description of the Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Lock-Up Agreement, a copy of which is attached here as Exhibit 4.

Pursuant to that certain Stockholders Agreement, dated as of July 1, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Stockholders Agreement”), by and among the Issuer, A-B Parent and the other parties thereto, A-B Parent has the right to designate nominees for election to the Issuer’s board of directors (the “Board”) following the Business Combination at any meeting of its stockholders. The number of nominees that A-B Parent is entitled to nominate pursuant to the Stockholders Agreement is dependent on its beneficial ownership of Class A Common Stock and the Issuer’s Class B common stock (“Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock” ). For so long as A-B Parent and its affiliates own (i) 15% or more of the combined Class A Common Stock and Class B Common Stock, A-B Parent will be entitled to designate three directors to the Board and (ii) less than 15% but at least 5%, A-B Parent will be entitled to designate one director to the Board. In addition, the Stockholders Agreement grants to A-B Parent special governance rights for so long as A-B Parent and its affiliates collectively maintain beneficial ownership of at least 15% of the combined Class A Common Stock and Class B Common Stock, including, but not limited to, rights of approval over certain strategic transactions such as mergers or other similar transactions in significance that is above 15% of the total enterprise value of the Issuer, joint ventures involving investment or contribution in excess of 15% of the total enterprise value of the Issuer, incurring indebtedness above a certain threshold, increasing the size of the Board, and issuing capital stock representing more than 15% of the outstanding Common Stock or creating a capital stock that is senior to the Common Stock. The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement, a copy of which is attached here as Exhibit 5.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Business Combination Agreement, dated as of July 1, 2021, by and between Isos Acquisition Corporation and Bowlero Corp. (incorporated by reference to Exhibit 2.1 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on July 1, 2021).
2	Amendment No. 1 to Business Combination Agreement, dated as of November 1, 2021, by and between Isos Acquisition Corporation and Bowlero Corp. (incorporated by reference to Exhibit 2.2 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on November 1, 2021).
3	Amended and Restated Registration Rights Agreement, dated as of July 1, 2021, by and among Isos Acquisition Corporation, A-B Parent LLC and certain security holders of Bowlero Corp. (incorporated by reference to Exhibit 10.7 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on July 1, 2021).
4	Lock-Up Agreement, dated as of July 1, 2021, by and among Isos Acquisition Corporation, Bowlero Corp. and A-B Parent LLC (incorporated by reference to Exhibit 10.6 to Isos Acquisition Corporation’s Current Report on Form 8-K filed with the SEC on July 1, 2021).
5	Stockholders Agreement, by and among Isos Acquisition Corporation, A-B Parent, LLC, Cobalt Recreation LLC, Thomas F. Shannon and Atairos Group, Inc., dated as of July 1, 2021 (incorporated by reference to Exhibit 10.8 to the Isos Acquisition Corporation’s Registration Statement on Form S-4 filed with the SEC on July 22, 2021).
99.1	Joint Filing Agreement by and among A-B Parent LLC, Atairos Group, Inc., Atairos Partners, L.P., Atairos Partners GP, Inc. and Michael J. Angelakis, dated December 23, 2021.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

A-B PARENT LLC

By:	ATAIROS GROUP, INC., its Sole Member

By:	/s/ David L. Caplan
	Name:	David L. Caplan
	Title:	Vice President

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
	Name:	David L. Caplan
	Title:	Vice President

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
	Name:	David L. Caplan
	Title:	Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
	Name:	David L. Caplan
	Title:	Vice President

MICHAEL J. ANGELAKIS

/s/ Michael J. Angelakis
	Name:	Michael J. Angelakis

Schedule A

Directors and Officers of Atairos Group, Inc. and Atairos Partners GP, Inc.

Name	Office	Principal Business Address	Citizenship
Michael J. Angelakis	Chairman and Chief Executive Officer	40 Morris Road Bryn Mawr, PA 19010	United States of America
Alexander D. Evans	Director and Vice President	620 Fifth Avenue Rockefeller Plaza New York, NY 10020	United States of America
Melissa Bethell	Director and Vice President	17 Duke of York Street London SW1Y 6LB	United States of America and England
David L. Caplan	Director, Vice President and General Counsel	620 Fifth Avenue Rockefeller Plaza New York, NY 10020	United States of America
Clare McGrory	Director and Chief Financial Officer	40 Morris Road Bryn Mawr, PA 19010	United States of America